UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)*

TERRAN ORBITAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88105P103
(CUSIP Number)

John E. Stevens c/o Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, MD 20817 (301) 897-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

October 30, 2024 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,000(1)

	8	SHARED VOTING POWER

0(1)

	9	SOLE DISPOSITIVE POWER

1,000(1)

	10	SHARED DISPOSITIVE POWER

0(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	On October 30, 2024, pursuant to the Agreement and Plan of Merger, dated as of August 15, 2024, by and among Lockheed Martin Corporation (“LMC”), Tholian Merger Sub, Inc., a wholly owned subsidiary of LMC (“Merger Sub”), and the Issuer, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of LMC. At the effective time of the Merger (the “Effective Time”), the shares of common stock, $0.0001 par value per share, of the Issuer (“Common Stock”), owned by LMC immediately prior to the Effective Time were cancelled for no consideration, and LMC became the direct beneficial owner of 1,000 shares of common stock of the surviving corporation, representing 100% of the issued and outstanding shares of common stock of the surviving corporation. In addition, in connection with the consummation of the Merger, on October 30, 2024, all of the Issuer’s 10% Senior Secured Convertible Notes due 2027 and all of the warrants to purchase shares of Common Stock held by LMC were canceled for no consideration.

CUSIP No. 88105P103	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Astrolink International LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0(2)

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0(2)

	10	SHARED DISPOSITIVE POWER

0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

(2)	On October 30, 2024, prior to completion of the Merger, the shares of common stock of the Issuer previously directly owned by Astrolink International LLC were contributed to LMC.

CUSIP No. 88105P103	SCHEDULE 13D

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2022 (as amended, the “Schedule 13D”) relating to common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. This Amendment is the final amendment to this Schedule 13D and constitutes an exit filing.

Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

On October 30, 2024 (the “Closing Date”), Lockheed Martin Corporation (“LMC”) consummated its previously announced acquisition of the Issuer through the merger of Tholian Merger Sub, Inc., a wholly owned subsidiary of LMC (“Merger Sub”), with and into the Issuer (the “Merger”). LMC paid the Merger Consideration with cash on hand.
Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On the Closing Date, pursuant to the Agreement and Plan of Merger, dated as of August 15, 2024 (the “Merger Agreement”), by and among LMC, Merger Sub, and the Issuer, the Merger was consummated, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of LMC. At the effective time of the Merger (the “Effective Time”), each share of Common Stock then outstanding was converted into the right to receive $0.25 in cash, without interest (the “Merger Consideration”), other than those shares owned by the Issuer, any of its subsidiaries (excluding any shares held by any Company Benefit Plan (as defined in the Merger Agreement) or trust related thereto), LMC or any of LMC’s subsidiaries (which 13,481,857 shares were cancelled without any consideration), and any shares held by holders who did not vote in favor of the Merger and properly exercised and perfected their demand for appraisal rights under Delaware law. As a result of the Merger, LMC became the direct beneficial owner of 1,000 shares of common stock of the surviving corporation, representing 100% of the issued and outstanding shares of common stock of the surviving corporation.

Also on the Closing Date, in connection with the consummation of the Merger, LMC agreed with the Issuer to the full satisfaction of all indebtedness, liabilities and other obligations outstanding in connection with the Issuer’s 10% Senior Secured Convertible Notes due 2027 held by LMC (the “Convertible Notes”) and the Convertible Notes were canceled for no consideration. Finally, on the Closing Date, in connection with the consummation of the Merger, LMC’s warrants to purchase 1,381,951 shares of Common Stock with an exercise price of $10.00 per share and warrants to purchase 17,239,279 shares of Common Stock with an exercise price of $2.898 per share were effectively canceled for no consideration.

In addition, pursuant to the Merger Agreement and effective as of the Effective Time:

•
each outstanding and unexercised option to purchase Common Stock (each “Option”) was cancelled and, if vested and exercisable, converted into the right to receive an amount in cash, without interest and subject to applicable withholding of taxes, equal to the product of (a) the number of shares of Common Stock subject to such Option, multiplied by (b) the amount by which the Merger Consideration exceeds the exercise price of such Option; provided that, any unvested Option and any Option with an exercise price equal to or greater than the Merger Consideration was cancelled without the payment of consideration;

•
each restricted stock unit with respect to the Common Stock (each “Company RSU”) automatically became fully vested and was cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding of taxes, equal to the product of (i) the total number of shares of Common Stock underlying such Company RSU multiplied by (ii) the Merger Consideration;

•
each outstanding SPAC Warrant (as defined in the Merger Agreement) automatically ceased to represent a warrant exercisable for Common Stock and became a right to purchase and receive the Merger Consideration (a “Merger Warrant”); provided, that if a holder of a Merger Warrant properly exercises its right to receive the Merger Consideration under the Merger Warrant within thirty (30) days following the date of this Form 8-K, the Warrant Price (as defined in the Merger Agreement) with respect to such exercise will be reduced by an amount (in dollars and in no event less than zero) equal to the difference of (a) the Warrant Price in effect prior to such reduction minus (b) (i) the Merger Consideration minus (ii) the Black-Scholes Warrant Value (as defined in that certain warrant agreement, dated March 9, 2021, by and between Tailwind Two Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent); and

•
each outstanding Company Warrant (as defined in the Merger Agreement) automatically ceased to represent a Company Warrant exercisable for Common Stock and became a Company Warrant exercisable solely for the Merger Consideration; provided, that if a holder of a Company Warrant properly exercises the Company Warrant within thirty (30) days following the date of this Form 8-K, such exercise shall be treated in accordance with the terms of the applicable warrant agreement or warrant issued thereunder (other than the warrants owned by LMC, as discussed above).

Pursuant to the Merger Agreement, effective as of the Effective Time, the members of the Board of Directors of the Issuer (the “Board”) as of immediately prior to the Effective Time resigned from the Board and from any and all Board committees on which these directors served, and the directors of Merger Sub immediately prior to the Effective Time became directors of the surviving corporation.

In connection with the consummation of the Merger, on the Closing Date, the Issuer’s Chief Executive Officer, Executive Vice President and Chief Financial Officer, Chief Transformation Officer, and Executive Vice President and Chief Revenue Officer separated from the Company and their respective positions with the Company and Peter Krauss, who had previously been serving as the Issuer’s Executive Vice President and Chief Operating Officer since June 1, 2024, was appointed Chief Executive Officer, Thomas Klinger, who had previously been serving as Senior Manager, Finance and Business Operations, Lockheed Martin Space, was appointed acting Chief Financial Officer, and Charles Nichols, who had previously been serving as LMC’s Multi-Functional Manufacturing Director, was appointed Chief Transition Officer.

As a result of the Merger, the shares of Common Stock of the Issuer ceased to trade on the New York Stock Exchange (“NYSE”) prior to opening of trading on October 30, 2024 and NYSE filed with the Securities and Exchange Commission (the “SEC”) a Form 25 relating to the delisting of the Issuer’s Common Stock from NYSE. Once eligible, the Issuer intends to file a Form 15 with the SEC requesting the deregistration of its securities under Section 12(g) of the Act and the suspension of its reporting obligations under Section 15(d) of the Act.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) and (e) of the Schedule 13D are each hereby amended and restated in their entirety as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and in the footnotes thereto is incorporated herein by reference. None of the Related Parties beneficially own any shares of Common Stock.

(c)      The information in Item 4 of this Amendment is incorporated herein by reference. Other than as set forth herein, none of the Reporting Persons or the Related Parties have engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference the response to Item 4 of this Amendment.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:            November 1, 2024

Lockheed Martin Corporation

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ H. Edward Paul III
Name:	H. Edward Paul III
Title:	Vice President

Schedule I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of LMC and Astrolink is set forth below. The business address of each individual is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Lockheed Martin Corporation

Name of Executive Officer	Principal Occupation or Employment	Citizenship
Timothy S. Cahill	President, Missiles and Fire Control	United States
Stephanie C. Hill	President, Rotary and Mission Systems	United States
Maryanne R. Lavan	Senior Vice President, General Counsel and Corporate Secretary	United States
Robert M. Lightfoot, Jr.	President, Space	United States
Jesus Malave	Chief Financial Officer	United States
H. Edward Paul III	Vice President and Controller	United States
Maria A. Ricciardone	Vice President, Treasurer and Investor Relations	United States
Frank A. St. John	Chief Operating Officer	United States
James D. Taiclet	Chairman, President and Chief Executive Officer	United States
Gregory M. Ulmer	President, Aeronautics	United States

Name of Director	Principal Occupation or Employment	Citizenship
David B. Burritt	President and CEO, United States Steel Corporation	United States
Bruce A. Carlson	Retired United States Air Force General	United States
John M. Donovan	Retired CEO, AT&T Communications, LLC	United States
Joseph F. Dunford, Jr.	Senior Managing Director and Partner of Liberty Strategic Capital	United States
Thomas J. Falk	Retired Chairman and CEO, Kimberly-Clark Corporation	United States
Vicki A. Hollub	President and CEO, Occidental Petroleum Corporation	United States
Jeh C. Johnson	Partner at Paul, Weiss, Rifkind, Wharton & Garrison LLP	United States
Debra L. Reed-Klages	Retired Chairman, President and CEO, Sempra Energy	United States
Heather Wilson	President of the University of Texas at El Paso	United States
Patricia E. Yarrington	Retired Chief Financial Officer, Chevron Corporation	United States

Astrolink International LLC

Name of Executive Officer	Principal Occupation or Employment	Citizenship
J. Christopher Moran	Vice President and General Manager, Lockheed Martin Ventures, Lockheed Martin Corporation	United States
H. Edward Paul III	Vice President and Controller, Lockheed Martin Corporation	United States
Maria A. Ricciardone	Vice President, Treasurer and Investor Relations, Lockheed Martin Corporation	United States
Urvi Doshi Sood	Vice President, Taxes and General Tax Counsel, Lockheed Martin Corporation	United States
John E. Stevens	Vice President, Associate General Counsel, Lockheed Martin Corporation	United States
Scott M. Weiner	Vice President, Corporate Development, Lockheed Martin Corporation	United States